LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
S.C.

BLVD. MANUEL AVILA CAMACHO 24 – PH I
COL. LOMAS DE CHAPULTEPEC
11000 MEXICO, D.F., MEXICO

TELEPHONE: (5255) 5540-9600
FACSIMILE: (5255) 5540-9699

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG



03045239

December 11, 2003



RECD S.E.C.
DEC 1 6 2003
1086

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the third quarter of 2003, provided to the Mexican Stock Exchange (the "BMV").

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,



Gisele L. Bonnici

Enclosures

cc: Ing. Manuel Borja (without enclosures)
Lic. Oliver Iriarte
Lic. Jorge Martínez (without enclosures)
Lic. Alberto Sepúlveda Cosío (without enclosures)

LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
S.C.

BLVD. MANUEL AVILA CAMACHO 24 – PH I
COL. LOMAS DE CHAPULTEPEC
11000 MEXICO, D.F., MEXICO

TELEPHONE: (5255) 5540-9600
FACSIMILE: (5255) 5540-9699

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

December 11, 2003

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the third quarter of 2003, provided to the Mexican Stock Exchange (the "BMV").

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,



Gisele L. Bonnici

Enclosures

cc: Ing. Manuel Borja (without enclosures)
Lic. Oliver Iriarte
Lic. Jorge Martínez (without enclosures)
Lic. Alberto Sepúlveda Cosío (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

(A)

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 3 YEAR: **2003** 1
GRUPO POSADAS, S.A. DE C.V. CONSOLIDATED

CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER OF 2003 AND 2002
(Thousands of Pesos)

REF. S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	9,882,977	100	9,712,891	100
2	**CURRENT ASSETS**	1,157,821	12	1,075,770	11
3	CASH AND SHORT-TERM INVESTMENTS	228,607	2	241,978	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	556,645	6	416,744	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
6	INVENTORIES	302,547	3	353,686	4
7	OTHER CURRENT ASSETS	70,022	1	63,362	1
8	**LONG TERM**	393,851	4	296,432	3
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	266,183	3	112,824	1
10	INVESTMENTS IN SHARE OF SUBSIDIARIES	26,867	0	42,264	0
11	OTHER INVESTMENTS	100,801	1	141,344	1
12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	7,477,157	76	7,520,295	77
13	PROPERTY	8,923,188	90	8,821,159	91
14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,597,225	16	1,534,313	16
15	OTHER EQUIPMENT	0	0	0	0
16	ACUMULATED DEPRECIATION	3,185,524	32	2,895,793	30
17	CONTRUCCTION IN PROGRESS	142,268	1	60,616	1
18	**DEFFERED ASSETS (NET)**	854,148	9	820,394	8
19	**OTHER ASSETS**	0	0	0	0
20	**TOTAL LIABILITY**	5,877,851	100	5,813,769	100
21	**CURRENT LIABILITY**	1,141,954	19	1,248,034	21
22	SUPPLIERS	387,334	7	275,135	5
23	BANK LOANS	421,532	7	668,107	11
24	STOCK-MARKET LOANS	0	0	0	0
25	TAXES TO BE PAY	0	0	0	0
26	OTHER CURRENT LIABILITIES	333,088	6	304,792	5
27	**LONG TERM LIABILITIES**	3,480,290	59	3,319,696	57
28	BANK LOANS	1,573,091	27	2,581,012	44
29	STOCK-MARKET LOANS	1,907,199	32	738,684	13
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	1,167,533	20	1,145,976	20
32	**OTHER LIABILITIES**	88,074	1	100,063	2
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	4,005,126	100	3,899,122	100
34	**MINORITY INTEREST**	1,105,065	28	1,131,714	29
35	**MAYORITY INTEREST**	2,900,061	72	2,767,408	71
36	**CONTRIBUTED CAPITAL**	2,236,056	56	2,201,498	56
37	PAID IN CAPITAL STOCK (NOMINAL)	497,957	12	486,884	12
38	RESTATEMENT OF PAID-IN CAPITALSTOCK	1,400,659	35	1,369,167	35
39	PREMIUM ON SALES OF SHARES	199,020	5	204,446	5
40	CONTRIBUTION FOR FUTURE CAPITAL INCRASES	138,420	3	141,001	4
41	**CAPITAL INCREASE (DECREASE)**	664,005	17	565,910	15
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,265,512	32	1,257,617	32
43	REPURCHASE FUND OF SHARES	140,634	4	111,643	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDER'S EQUITY	(838,167)	(21)	(806,914)	(21)
45	NET INCOM FOR THE YEAR	96,026	2	3,564	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 3 YEAR: 2003 1
CONSOLIDATED

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

REF. S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT TERM INVESTMENTS**	**228,607**	100	**241,978**	100
46	CASH	78,819	34	59,899	25
47	SHORT TERM INVESTMENTS	149,788	66	182,079	75
18	**DEFERRED ASSETS (NET)**	**854,148**	100	**820,394**	100
48	AMORTIZED OR REDEEMED EXPENSES	213,441	25	247,376	30
49	GOODWILL	144,107	17	113,892	14
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	496,600	58	459,126	56
21	**CURRENT LIABILITIES**	**1,141,954**	100	**1,248,034**	100
52	FOREING CURRENCY LIABILITIES	607,978	53	588,260	47
53	MEXICAN PESOS LIABILITIES	533,976	47	659,774	53
24	**STOCK MARKET LOANS**	0	0	0	
54	COMMERCIAL PAPER	0	0	0	
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	
56	CURRENT MATURITIES OF BONDS	0	0	0	
26	**OTHER CURRENT LIABILITIES**	**333,088**	100	304,792	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	
58	OTHER CURRENT LIABILITIES WITHOUT COST	333,088	100	304,792	100
27	**LONG TERM LIABILITIES**	**3,480,290**	100	**3,319,696**	100
59	FOREING CURRENCY LIABILITIES	1,515,124	44	2,215,757	67
60	MEXICAN PESOS LIABILITIES	1,965,166	56	1,103,939	33
29	**STOCK MARKET LOANS**	**1,907,199**	100	**738,684**	100
61	BONDS	0	0	0	
62	MEDIUM TERM NOTES	1,907,199	100	738,684	100
30	**OTHER LOANS**	0	0	**0**	
63	OTHER LOANS WITH COST	0	0	0	
64	OTHER LOANS WITHOUT COST	0	0	0	
31	**DEFERRED LOANS**	**1,167,533**	100	**1,145,976**	100
65	NEGATIVE GOODWILL	8,510	1	8,858	1
66	DEFERRED TAXES	1,112,881	95	1,132,801	99
67	OTHERS	46,142	4	4,317	0
32	**OTHER LIABILITIES**	**88,074**	100	100,063	100
68	RESERVES	88,074	100	100,063	100
69	OTHER LIABILITIES	0		0	
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK**	**(838,167)**	100	**(806,914)**	100
70	ACUMULATED INCOME DUE TO MONETARY POSITION	(5,373,717)	(641)	(5,226,094)	(648)
71	INCOME FROM NON-MONETARY POSITION ASSETS	4,535,550	541	4,419,180	548

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 3 YEAR: 2003 1

GRUPO POSADAS, S.A. DE C.V. CONSOLIDATED

CONSOLIDATED FINANCIAL STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

REF. OS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	15,867	(172,264)
73	PENSIONS FUND AND SENIORITY PREMIUMS	9,567	12,652
74	EXECUTIVES (*)	195	197
75	EMPLOYERS (*)	2,617	2,810
76	WORKERS (*)	3,665	3,404
77	CIRCULATIONS SHARES (*)	497,947,377	498,845,889
78	REPURCHASED SHARES (*)	1,399,285	1,362,185

(*) THESE CONCEPTS SHOULD DE EXPRES SED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 3 YEAR: 2003 1

GRUPO POSADAS, S.A. DE C.V. CONSOLIDATED

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

REF. R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	2,903,120	100	2,902,820	100
2	COST OF SALES	2,142,180	74	2,135,846	74
3	GROSS INCOME	760,940	26	766,974	26
4	OPERATING	360,292	12	300,498	10
5	OPERATING INCOME	400,648	14	466,476	16
6	TOTAL FINANCIAL COST	216,853	7	341,657	12
7	INCOME AFTER FINANCING COST	183,795	6	124,819	4
8	OTHER FINANCIAL OPERATIONS	35,011	1	57,711	2
9	INCOME BEFORE TAXES AND WORKER'S PROFIT SHARING	148,784	5	67,108	2
10	RESERVE FOR TAXES AND WORKER'S PROFIT SHARING	34,198	1	33,446	1
11	NET INCOME AFTER TAXES AND WORKER'S PROFIT SHARING	114,586	4	33,662	1
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,057	0	1,319	0
13	CONSOLIDATED NET INCOM OF CONTINUOUS	115,643	4	34,981	1
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINAY ITEMS	115,643	4	34,981	1
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	(167)	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	115,643	4	35,148	1
19	NET INCOME OF MINORITY INTEREST	19,617	1	31,584	1
20	NET INCOME OF MAYORITARY INTEREST	96,026	3	3,564	

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 3 YEAR: 2003

GRUPO POSADAS, S.A. DE C.V. CONSOLIDATED

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF. R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,903,120**	**100**	**2,902,820**	**100**
21	DOMESTIC	2,526,633	87	2,524,201	87
22	FOREIGN	376,487	13	378,619	13
23	TRANSLATE INTO DOLLARS (*)	34,319	1	34,514	1
6	**TOTAL FINANCING COST**	**216,853**	**100**	**341,657**	**100**
24	INTEREST PAID	223,389	103	252,363	74
25	EXCHANGE LOSSES	283,218	131	583,077	171
26	INTEREST (EARNED)	4,022	2	7,579	2
27	EXCHANGE PROFIT	210,376	96	348,013	102
28	GAIN DUE TO MONETARY POSITION	(77,908)	(36)	(145,359)	(43)
42	LOSS IN ACTUALIZATION OF UDIS	2,552	1	7,168	2
43	PROFIT IN ACTUALIZATION OF UDIS				
8	**OTHER FINANCIAL OPERATIONS**	**35,011**	**100**	**57,711**	**100**
29	OTHER NET EXPENSES (INCOME)	35,011	100	57,711	100
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0		0	
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0		0	
10	**RESERVE FOR TAXES AND WORKERS PROFIT SHARING**	**34,198**	**100**	**33,446**	**100**
32	INCOME TAX	58,069	170	49,410	148
33	DEFERRED INCOME TAX	(23,871)	(70)	(15,964)	(148)
34	WORKERS PROFIT SHARING	0		0	
35	DEFERRED WORKERS PROFIT SHARING	0		0	

(**) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 3 YEAR: 2003 1

GRUPO POSADAS, S.A. DE C.V. CONSOLIDATED

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

REF. OR	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,934,688	2,932,001
37	NET INCOME OF YEAR	0	0
38	NET SALES (**)	3,917,554	3,785,618
39	OPERACION INCOME (**)	512,635	590,590
40	NET INCOME OF MAYORITY INTEREST (**)	149,546	(107,326)
41	NET CONSOLIDATED INCOME (**)	154,293	(61,072)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTH SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 3 YEAR: 2003

GRUPO POSADAS, S.A. DE C.V. CONSOLIDATED

CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

REF. C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**115,643**	35,148
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	304,019	276,420
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**419,662**	311,568
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(111,354)	(18,585)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**308,308**	**292,983**
6	CASH FLOW FROM EXTERNAL FINANCING	(14,303)	(6,931)
7	CASH FLOW FROM INTERNAL FINANCING	(62,512)	(8,917)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	(76,815)	(15,848)
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(249,739)**	**(204,902)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(18,246)	72,233
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	246,853	169,745
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	**228,607**	241,978

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 3 YEAR: **2003**

GRUPO POSADAS, S.A. DE C.V. CONSOLIDATED

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousnads of Mexican Pesos)

REF. C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**304,019**	**276,420**
13	+ DEPRECIATION Y AMORTIZATION FOR THE YEAR	312,799	240,623
14	+ (-) INET INCREASE (DECREASE.) IN PENSIONS FUND AND SINORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	71,642	215,451
16	+ (-) NET LOSS (PROFIT) IN ASSES AND LIABILITIES ACTUALIZATION	(76,275)	(118,770)
17	+ (-) OTHER ITEMS	(4,147)	(60,884)
C4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(111,354)**	**(18,585)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(89,711)	(29,942)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	6,425	(4,291)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	19,996	(27,116)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	25,678	53,293
22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	(73,742)	(10,529)
C6	**CASH LOW FROM EXTERNAL FINANCING**	**(14,303)**	**(6,931)**
23	+ SHORT TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG TERM BANK AND STOCK MARKET FINANCING	2,128,720	2,173,751
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(2,143,023)	(2,180,682)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
C7	**CASH FLOW FOR INTERNAL FINANCING**	**(62,512)**	**(8,917)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(781)	(8,268)
31	(-) DIVIDENDS PAIDS	(56,027)	0
32	+ PREMIUM ON SALE OF SHARES	(3,123)	(649)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASE	(2,581)	0
C9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENTS ACTIVITIES**	**(249,739)**	**(204,902)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(22,825)	(88,739)
35	(-) ACQUISITION OF PROPERTY, PLANT Y EQUIPMENT	(115,026)	(87,509)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	64,971	33,618
37	+ SALES OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALES OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(176,859)	(62,272)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 3 YEAR: 2003

GRUPO POSADAS, S.A. DE C.V. CONSOLIDATED

CONSOLIDATED EARNING STATEMENT

FROM JULY THE 1st TO SEPTEMBER 30 OF 2003 AND 2002

(Thousands of Pesos)

REF. R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
0	**NET SALES**	948,463	100	862,702	100
2	COST OF SALES	730,942	77	666,596	77
3	**GROSS INCOME**	217,521	23	196,106	23
4	OPERATING	122,000	13	96,820	11
5	**OPERATING INCOME**	95,521	10	99,286	12
6	TOTAL FINANCIAL COST	119,207	13	87,896	10
7	**INCOME AFTER FINANCING COST**	(23,686)	(2)	11,390	1
8	OTHER FINANCIAL OPERATIONS	11,997	1	59,401	7
9	**INCOME BEFORE TAXES AND WORKER'S PROFIT SHARING**	(35,683)	(4)	(48,011)	(6)
10	RESERVE FOR TAXES AND WORKER'S PROFIT SHARING	(10,919)	(1)	1,729	0
11	**NET INCOME AFTER TAXES AND WORKER'S PROFIT SHARING**	(24,764)	(3)	(49,740)	(6)
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	593	0	1,112	0
13	**CONSOLIDATED NET INCOM OF CONTINUOUS**	(24,171)	(3)	(48,628)	(6)
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINAY ITEMS**	(24,171)	(3)	(48,628)	(6)
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	(45)	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	(24,171)	(3)	(48,583)	(6)
19	NET INCOME OF MINORITY INTEREST	2,416		7,370	1
20	**NET INCOME OF MAYORITARY INTEREST**	(26,587)	(3)	(55,953)	(6)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 3 YEAR: 2003 1

GRUPO POSADAS, S.A. DE C.V. CONSOLIDATED

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF. R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**948,463**	100	**862,702**	100
21	DOMESTIC	828,264	87	751,976	87
22	FOREIGN	120,199	13	110,726	13
23	TRANSLATE INTO DOLLARS (**)	10,957	1	10,094	1
6	**TOTAL FINANCING COST**	**119,207**	100	**87,896**	100
24	INTEREST PAID	71,855	60	82,119	93
25	EXCHANGE LOSSES	74,903	63	199,155	227
26	INTEREST (EARNED)	984	1	4,462	5
27	EXCHANGE PROFIT	(12,705)	(11)	151,817	173
28	GAIN DUE TO MONETARY POSITION	(39,272)	(33)	(39,522)	(45)
42	LOSS IN ACTUALIZATION OF UDIS	0	0	2,423	3
43	PROFIT IN ACTUALIZATION OF UDIS	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**11,997**	100	**59,401**	100
29	OTHER NET EXPENSES (INCOME)	11,997	100	59,401	100
30	LOSS (PROFIT) ON SALE OF OWN SHARES	0	0	0	0
31	LOSS (PROFIT) ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS PROFIT SHARING**	**(10,919)**	100	**1,729**	100
32	INCOME TAX	17,665	162	25,616	1,482
33	DEFERRED INCOME TAX	(28,584)	(262)	(23,887)	(1,382)
34	WORKERS PROFIT SHARING	0	0	0	0
35	DEFERRED WORKERS PROFIT SHARING	0	0	0	0

(**) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 3 YEAR: 2003 1

GRUPO POSADAS, S.A. DE C.V. CONSOLIDATED

RATIOS

CONSOLIDATED

REF. R	CONCEPTS	QARTER OF PRESENT FINANCIAL YEAR		QARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	4.03	%	1.21	%
2	NET INCOME TO STOCK HOLDER'S EQUITY (**)	5.16	%	(3.88)	%
3	NET INCOME TO TOTAL ASSETS (**)	1.56	%	(0.63)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	67.37	%	413.56	%
	ACTIVITY	0.39	times	0.39	times
6	NET SALES TO NET ASSETS (**)	0.52	times	0.51	times
7	NET SALES TO FIXED ASSETS (**)	9.55	times	7.89	times
8	INVENTORIES ROTATION (**)	46	days	34	days
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	7.85	%	8.67	%
10	PAID INTEREST TO TOTAL LIABILITIES COST (**)				
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	59.47	%	59.86	%
12	TOTAL LIABILITIES TO STOCK HOLDER'S EQUITY	1.47	times	1.49	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	36.12	%	48.23	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	46.55	%	44.14	%
15	OPERATING INCOME TO INTEREST PAID	1.79	times	1.85	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.66	times	0.65	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.01	times	0.86	times
18	LIABILITIES	0.75	times	0.58	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.20	times	0.19	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	20.02	%	19.39	%
	CASH FLOW				
21	CASH FLOW FOR NET INCOME TO NET SALES	14.64	%	10.73	%
22	NET SALES	(3.88)	%	(0.64)	%
23	PAID	1.38	times	1.16	times
24	FINANCING	18.62	%	43.73	%
25	FINANCING	81.38	%	56.27	%
	TO CASH GENERATED (USED)IN INVESTMENTS ACTIVITIES	46.06	%	42.71	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 3 YEAR: 2003 1

GRUPO POSADAS, S.A. DE C.V. CONSOLIDATED

DATA PER SHARE

CONSOLIDATED FINACIAL STATEMENT

REF. R	CONCEPTS	QARTER OF PRESENT FINANCIAL YEAR			QARTER OF PREVIOUS FINANCIAL YEAR		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.30		$	(0.21)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SAHRE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$	0.97		$	1.18	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.14	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	5.82		$	5.55	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		0.94	times		0.88	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		18.34	times		(22.84)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS

COMENTARIES AND ANALISIS OF THE ADMINISTRATION
ON THE RESULTS OF OPERATION AND FINANCIAL ADMINISTRATION OF THE COMPANY.

ANEXO 1

Total Revenue

Total revenue decreased 2.3% compared to 1Q02, due mainly to lower revenues in the Vacation Club business which were caused by the fact that all sales made during the preoperational stage of the Cancun development in 2001, were registered in 1Q02. Exlcuding the sales in that quarter, the balance of the Vacation Club development, including Cancun and Los Cabos, would have shown an increase in revenues of approximately 52 % for the 1Q03.

Corporate Expenses

Corporate expenses decreased 37% during this quarter, in line with the Company's strategy to optimize its corporate structure. Corporate spending, as a percentage of sales, decreased from 2.3%, at the end of 1Q02 to 1.5% at the close of 1Q03.

In order to continue the business process automation, at both the hotel and corporate levels, and ERP (Enterprise Resource Planning) is being implemented. This will allow the integration of functions and departments.

Operating Profit

Although EBITDA increased 6% in real terms, operating profit decreased 5.3%, and the operating margin decreased by 0.6 percentage point (pp) to close at 18.6%. This was caused by a 32 % increase in consolidated depreciation.

Additionally, the operating result was impacted by the lower amortization of the surplus on business acquisition since the goodwill generated with the acquisition of the Fiesta Americana Hacienda Galindo Hotel in 1996 was paid off at the end of 2002.

Owned Hotels

Since 9-11 attacks, Posadas has redefined its strategy on coastal hotels. We have reacted fast and efficiently to a more competitive environment, specially in Cancun. This has been achieved through the following specific actions:

- More aggressive promotions aimed at attracting domestic tourists.
- Shift in to a centralized and disciplined sales force.
- A more efficient control of our distribution channels.

Regardless of the war, our coastal operations grew 11 % in RevPar (Revenue Per Available Room). Despite of such war, there were no major group cancellations. Groups amount to 30 % of total coastal hotel occupancy. Additionally, Posadas launched a series of programs and promotions aimed at domestic and international wholesale customers.

Operating margins of owned coastal hotels increased from 34.8 % in 1Q02 to 39.3 % in 1Q03. Optimization of operating costs together with the Mexican peso depreciation made this growth possible.

In 1Q03, urban hotel occupancy increased 1 pp compared to 1Q02. The country has experienced low economic growth in the past quarters. This condition has hindered the recovery in our average daily rates (ADR). Monterrey, for example, is one of the cities in which such market condition is more serious, because hotel supply has grown much more than demand.

Management

Revenues from management fees grew 9.1% during the first quarter of 2003. Such increase is the result of a 3% and 5% rise in the total revenue and operating profit respectively. The opening of the FI Tampico, FA Suites Zona Rosa, Caesar Business Nova Lima, Caesar Business Sao José Dos Campos and FI Ciudad del Carmen hotels, in 2002 contributed to this increase. With the opening of these hotels, 595 rooms were added to the chain.

In the matter of cost management of this division, it is important to highlight that during this quarter we carried out the planned restructuring of operation, management and commercial functions; this with the purpose of standardizing and simplifying operations, which together with cost reductions, allowed for a higher contribution margin.

Integral Financing Cost

Foreign exchange loss is the result of the 2.1% depreciation of the peso against the dollar in the quarter, which compares with a 1.7% appreciation in 1Q02. Although the average cost of debt decreased 1pp against 1Q02, interest paid in pesos increased slightly due to the average depreciation of the peso of 19% compared with the same quarter last year, as well as an increase of interest rates in pesos.

The interest coverage (measured as EBITDA divided by net interest) improved from 2.4 times in 1Q02 to 2.9 times in 1Q03.

Important Events

During the first quarter, a Fiesta Inn was opened in Ciudad del Carmen, Campeche, with a total of 131 rooms, under a management contract. With this opening, the number of hotels under the Fiesta Inn brand grows to 36. Additionally, the third hotel under the Caesar Business brand opened in Sao José Dos Campos, in Sao Paulo, Brazil. It has 157 rooms and is consistent with the strategy of Grupo Posadas to grow in the four-star, South American market.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

Significant accounting policies:

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of Grupo Posadas, S.A. de C.V. and those of the subsidiaries that the Company controls.

Hotels owned and leased by the Company pay to Grupo Posadas, S.A. de C.V. a management fee on a similar basis as hotels managed but not owned by the Company. With the purpose of showing the results of its hotel operation and hotel management fees, brand and other with the revenues and costs of these types of businesses, the Company decided not to eliminate these operations in the preparation of its consolidated statements of income, which does not affect operating income.

Acquisition of businesses

Participation in the results and changes in net worth of those subsidiaries that are purchased or sold, are included in the financial statement from or through the date on which the transactions are carried out, expressed in currency with purchasing power as of yearend.
Net excess of book value over the cost of acquisition of the subsidiaries, is recognized in income over a five-year period, and is presented as "amortization of goodwill from acquisition of businesses, net" in the accompanying statement of income.

Basis of preparation

The accounting policies followed by the Company are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances.

The significant accounting policies of the Company are as follows:

Recognition of the effects of inflation-
The Company restates its consolidated financial information in terms of the purchasing power of the Mexican pesos as of the most recent period en in order to recognize the effects of inflation. Accordingly, the financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding period including the translation effect. Consequently, all consolidated financial statement amounts are comparable, both for the current and the prior years, since all are stated in terms of Mexican pesos of the same purchasing power.

Marketable securities-
These are primarily money market accounts, valued at market.

Inventories and operation costs

Inventories and their related cost are valued at average cost, which due to their high turnover is similar to replacement cost.

Long-term investments-

Long-term investments where de Company does not have significant influence are valued at cost of acquisition, and are restated based on the National Consumer Price Index (NCPI), but not in excess of realizable value. Realizable value is determined based on the latest available audited financial statements.

Property and equipment-
Property and equipment in Mexico have been restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method, based on the economic useful lives and residual values determined by independent appraisers.
Property and equipment of foreign subsidiaries are recorded at historical cost, restated based on the NCPI of the country of origin, and translated into Mexican pesos at the exchange rate as of yearend.
The cost of improvements, remodeling and replacements is capitalized. The cost of minor repairs and maintenance is charged to results when incurred.

Employee benefits-
According to the Mexican labor law, Mexican companies are liable for separation payments and seniority premiums to employees terminating under certain circumstances. In addition, beginning in 1996, the Company established a pension plan covering the retirement of its executives.
The policy of the Company is to record separation payments in the results of the period in which they are incurred. The liability for seniority premiums is recorded as it accrues, according to actuarial calculations based on the projected unit credit method, using real interest rates. Therefore, the net liability is being accrued and at present value will cover the projected benefit obligations to the estimated retirement date of the Company's employees.

Stockholders´ equity restatement-
Stockholders equity is restated by applying the factors derived from the NCPI to present capital stock and other capital in terms of the purchasing power at the latest yearend from the date of contribution or generation.
The cumulative effect of restatement is mainly comprised by the translation effect of foreign subsidiaries, and from the result from holding no monetary assets of prior years and their corresponding restatement.

Recognition of revenue-
Revenues from the hotel operation and management services are recognized when services are rendered. The revenues form the Vacation Club operation is recognized when the contract is formalized and the corresponding down payment is collected.

Restatement of revenues and expenses-
Revenues and expenses are restated from the month in which they arise through period end, based on factors derived from the NCPI.

Integral financing cost-
This consists of the net effect of all financial revenues or expenses, such as interest, currency exchange, exchange gain or loss from futures and securities contracts, restatement of investment units and gain from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and the assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend.
The gain from monetary position, which results from the deterioration of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary liabilities at the beginning of each month the inflation factor derived from the NCPI and is restated at yearend with the corresponding factor.

Other related businesses-
Include principally revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of real estate developments, Vacation Club intervals, distribution of operating equipment for hotels, coordination and hotel design and travel agency operations.

Majority income per share-
Majority income per share is determined by diving the majority net income by the weighted average number of common shares outstanding.
Diluted income per share is determined by adding 1)the yield attributable to convertible bonds and contracts to the above-mentioned income, and 2) to the weighted average outstanding shares the weighted average of obligations outstanding during the period, converted into shares based on the conversion coefficient established in the convertible obligations and bond issuance contracts.

Statements of changes in financial position
Present changes in constant Mexican pesos, according to the financial position at prior yearend, restated to Mexican pesos of the most recent yearend.

Financial instruments-
The Company records all the effects of contracted financial instruments as assets or liabilities. The financial instruments that have been designated and that function effectively as hedging against the effects of certain risks or other financial instruments, will affect the assets, liabilities, transactions or the corresponding risks when they are realized, settled or occur, respectively. The majority of financial instruments contracted for these purposes are valued at market and affect the integral financing result in each accounting period.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INMOBILIARIA HOTELERA POSADAS, S.A. DE C.V.	SUBHOLDING CO	1	99.99	2,581,844	4,096,178
2 POSADAS DE MEXICO S.A. DE C.V.	HOTEL ADMINISTRATION	1	99.99	96,947	1,129,651
3 HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE CO	1	99.99	84,073	343,976
4 PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE DEVELOPMENT SINCA	1	99.99	257,297	132,644
5 FONDO INMOBILIARIO POSADAS, S.-A. DE C.V.	SINCA	1	51.97	52,564	206,649
6 INVERSIONES LAS POSADAS 4500, C.A.	REAL ESTATE	1	99.99	47,722	95,369
7 POSADAS USA, INC	HOTEL ADMINISTRATION	1	99.99	34,563	81,888
8 DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE	1	70.00	8,929	14,038
9 COMPAÑIA PROVEEDORA HOTELERA, S.A. DE C.V.	PRODUCT DISTRIBUTION	1	99.99	9,889	9,335
10 OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA OPERATIONS	1	75.00	188	277
11 SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT, PLANNING AND SUPERVISION	1	99.99	12,180	(2,079)
12 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	77,083	(31,823)
TOTAL INVESTMENT IN SUBSIDIARIES				3,263,279	6,076,103
ASSOCIATEDS					
1 INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL OPERATIONS	7,500	25.00	3,800	16,387
2 INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL OPERATIONS	2,394,566	9.20	103	4,741
3 RIOTUR EMPRESA DE TURISMO DO MUNICIPIO DO RIO JAN	HOTEL OPERATIONS	24,551,107	1.91	0	3,292
4 TURISRIO COMPANHIA DE TURISMO DO ESTADO DO RIO DO	HOTEL OPERATIONS	1,648,071	0.49	0	87
5 OTRAS ASOCIADAS (4) (No. DE ASOC.:)		1	0.00	65	2,360
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				3,968	26,867
OTHER PERMANENT INVESTMENTS					100,801
TOTAL					6,203,771

STOCK EXCHANGE CODE: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
NOTES					

STOCK EXCHANGE CODE: POSADAS
GRUPO POSADAS , SA DE CV

MEXICAN STOCK EXCHANGE
SIFIC/ICS
CREDITS BREAK DOWN
(THOUSADS OF PESOS)

QUARTER: 3 YEAR: 2003
CONSOLIDATED
Final Printing

Credit Type/ Institution	Amortization Date	Rate of Interest	Denominated In Pesos in pesos		Amortization of credits in Foreingn Currency With National Entities (Thousands of $) Time Interval						Amortization of credits in Foreingn Currency With Foreign Entities (Thousands of $) Time Interval					
			until 1 year	More than 1 year	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year
BANKS (3)																
WITH WARRANTY																
DEG	30/05/2006	6.81	0	0	0	0	0	0	0	0	3,712	3,712	7,425	7,555	0	0
INTERNATIONAL FINANCE CORP	15/07/2006	9.48	0	0	0	0	0	0	0	0	0	50,901	50,901	23,695	0	0
INTERNATIONAL FINANCE CORP	15/06/2012	7.32	0	0	0	0	0	0	0	0	14,434	14,434	28,868	28,868	28,868	144,342
BANCOMEXT	19/08/2009	5.24	0	0	1,280	34,869	36,149	36,149	36,149	25,753	0	0	0	0	0	0
BANCOMEXT	22/11/2005	3.97	0	0	5,759	17,278	242,437	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	20/04/2009	5.89	0	0	2,016	6,047	8,063	6,966	3,675	6,431	0	0	0	0	0	0
BANAMEX	17/08/2008	5.41	0	0	0	109,700	109,700	109,700	109,700	109,700	0	0	0	0	0	0
SCOTIABANK INVERLAT	04/09/2007	4.88	0	0	2,600	7,800	10,401	10,400	114,395	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/07/2011	3.95	0	0	0	0	0	0	0	0	2,990	8,967	11,956	11,956	11,956	166,390
LAREDO NATIONAL BANK	05/02/2013	5.00	0	0	0	0	0	0	0	0	362	1,086	1,448	1,448	1,448	12,232
VARIOS	Varios	Varios	20,881	57,967	0	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANTIAL ENTITIES																
BANCO ARABE ESPAÑOL	01/12/2003	1.47	0	0	0	0	0	0	0	0	28,204	0	0	0	0	0
BANAMEX	24/03/2004		84,500	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			105,381	57,967	11,655	175,694	406,750	163,215	263,919	141,884	49,702	79,100	100,598	73,522	42,272	322,964
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
FINAMEX	02/12/2004	8.71	0	200,000	0	0	0	0	0	0	0	0	0	0	0	0
VALUE	16/02/2006	12.83	0	300,000	0	0	0	0	0	0	0	0	0	0	0	0
VALUE	07/07/2006	9.97	0	250,000	0	0	0	0	0	0	0	0	0	0	0	0
VALUE	06/05/2009	11.72	0	250,000	0	0	0	0	0	0	0	0	0	0	0	0
OTROS																
WITH WARRANTY																
IXE*	27/01/2009	5.15	0	907,199	0	0	0	0	0	0	0	0	0	0	0	0
OTROS																
TOTAL STOCK EXCHANGE			0	1,907,199	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: POSADAS
GRUPO POSADAS , SA DE CV

MEXICAN STOCK EXCHANGE
SIFIC/ICS
CREDITS BREAK DOWN
(THOUSADS OF PESOS)

QUARTER: 3 YEAR: 2003
CONSOLIDATEI
Final Printing

Credit Type/ Institution	Amortization Date	Rate of Interest	Denominated In Pesos in pesos		Amortization of credits in Foreingn Currency With National Entities (Thousands of $) Time Interval						Amortization of credits In Foreingn Currency With Foreign Entities (Thousands of $) Time Interval					
			until 1 year	More than 1 year	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year
SUPPLIERS																
Proveedores servicios			96,905	0	0	0	0	0	0	0	0	2,193	0	0	0	0
Proveedores Mercancias			129,771	0	0	0	0	0	0	0	0	158,465	0	0	0	0
OTROS																
TOTAL SUPPLIERS			226,676	0	0	0	0	0	0	0	0	160,658	0	0	0	0
OTROS PASIVOS CIRCULANTES			201,919	0	0	0	0	0	0	0	0	131,169	0	0	0	0
OTHER CURRENT LIABILITUIES AND OTHER CREDITS		-	201,919	0	0	0	0	0	0	0	0	131,169	0	0	0	0
TOTAL GENERAL			533,976	1,965,166	11,655	175,694	406,750	163,215	263,919	141,884	49,702	370,927	100,598	73,522	42,272	322,964

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: POSADAS
GRUPO POSADAS , SA DE CV

QUARTER: 3 YEAR: 2003

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousand of pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES (1)		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
TOTAL ASSETS	47,954	522,102	20,812	228,310	750,412
LIABILITIES	181,131	1,987,012	12,406	136,090	2,123,102
SHORT TERM	43,016	471,888	12,406	136,090	607,978
LONG TERM	138,115	1,515,124			1,515,124
NET BALANCE	(133,177)	(1,464,910)	8,406	92,220	(1,372,690)

NOTES

1) EXCHANGE RATE USD 10.97 MEXICAN PESOS
2) INCLUDES FOREIGN SUBSIDIARIES

STOCK EXCHANGE CODE: POSADAS QUARTER: 3 YEAR: 2003
GRUPO POSADAS , SA DE CV

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION(1)
(Thousand of pesos)

ANNEX 7

CONSOLIDATED
Final Printing

TRADE BALANCE	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	894,099	4,392,150	3,498,051	0.40	13,992
FEBRUARY	902,930	4,213,269	3,310,339	0.28	9,269
MARCH	1,092,576	4,374,696	3,282,120	0.63	20,677
APRIL	1,149,061	4,298,491	3,149,430	0.17	5,354
MAY	1,081,471	4,152,961	3,071,490	(0.32)	(9,829)
JUNE	1,359,418	4,432,933	3,073,515	0.08	2,459
JULY	1,074,870	4,125,507	3,050,637	0.14	4,271
AUGUST	1,137,772	4,193,625	3,055,853	0.30	9,168
SEPTEMBER	1,220,996	4,338,525	3,117,529	0.60	18,705
ACTUALIZATION	0	0	0	-	1,633
CAPITALIZATION	0	0	0	0	0
FOREIGN CORP	0	0	0	0	2,209
OTHER	0 0	0 0	0 0	0 0	0 0
TOTAL					77,908

NOTES

THE RESULT OF THE MONETARY POSITION FOR THE COMPANIES LOCATED IN U.S.A.
BRAZIL AND ARGENTINA IS CONSIDERED WITHIN THE FOREIGN SUBSIDIARIES ITEM TAKING
INTO ACCOUNT THE INFLATION OF THE CORRESPONDING COUNTRY B-15

STOCK EXCHANGE CODE: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON APLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED
NON APLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: POSADAS QUARTER: 3 YEAR: 2003
GRUPO POSADAS, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
HOTELES CAESAR PARK	GRAND TURISM HOTELS	740,854	50
HOTELES FIESTA AMERICANA	GRAND TURISM HOTELS AND FIVE STARS HOTELS	4,532,401	60
HOTELES FIESTA INN	FOUR STARS HOTELS "BUSSINESS CLASS"	1,327,886	62
HOTELES HOLIDAY INN	FOUR STAR HOTELS	198,128	69
HOTELES THE EXPLOREAN	"ADVENTURE" FIVE STARS HOTELS	38,910	20

NOTES

CAESAR PARK HOTELS 2 LOCATED IN BRAZIL AND 1 ARGENTINA
FIESTA AMERICANA HOTELS, 10 LOCATED IN MEXICO
FIESTA INN HOTELS, 15 LOCATED IN MEXICO
HOLIDAY INN HOTELS, 5 LOCATED IN U.S.A.
THE EXPLOREAN HOTELS, 2 LOCATED IN MEXICO.

THE HOTELS MENTIONED ABOVE ARE THOSE IN WHICH THE COMPANY HOLDS MANAGEMENT CONTROL.
CAPACITY IS REPRESENTED BY NET REPLACEMENT VALUE AND THE PERCENTAGE IS ITS UTILIZATION LEVEL.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: POSADAS QUARTER: 3 YEAR: 2003

GRUPO POSADAS, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APLICABLE					

NOTES

STOCK EXCHANGE CODE: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HOTEL OPERATION				2,526,633		FIESTA AMERICANA FIESTA INN THE EXPLOREAN	GENERAL PUBLIC
TOTAL				2,526,633			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HOTEL OPERATION				376,487		CAESAR PARK HOLIDAY INN	GENERAL PUBLIC
TOTAL				376,487			

NOTES

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: POSADAS
GRUPO POSADAS, SA DE CV

QUARTER: 3 AÑO: 2003

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Miles $)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	390,011,415		390,011,415		390,021	
L		0	107,935,962			107,935,962	107,936	
TOTAL			497,947,377		390,011,415	107,935,962	497,957	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
497,947,377

SHARED PROPORTION BY:

CPO'S:	8.75%	
T.V. INC	0	
ADR'S	0.01%	SERIE A, 0.04% SERIE L
GDR'S	0	
ADS'S	0	
GDS'S	0	

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	1,169,642	4.8400	5.5000
L	229,643	4.1800	4.5000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 3 YEAR: 2003

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 30 OF SEPTEMBER OF 2003 AND 2002 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

ING. MANUEL BORJA CHICO FINANCE VICE-PRESIDENT	L.C. FERNANDO LOPEZ VAZQUEZ ADMINISTRATIVE DIRECTOR

MEXICO, D.F., AT OCTOBER 2003

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS

Date: 10/22/2003 15:55

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO POSADAS, S.A. DE C.V.
ADDRESS:	REFORMA LOMAS 155 - 2nd Floor & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
INTERNET ADDRESS	www.posadas.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GPO920120440
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	MANUEL BORJA CHICO, ENGINEER
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	mborja@posasdas.com.mx

INFORMATION ABOUT THE CHIEF EXECUTIVE OFFICERS

TITLE MSE:	PRESIDENT OF THE BOARD OF DIRECTORS
TITLE:	PRESIDENT
NAME:	GASTON AZCARRAGA ANDRADE
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	NOT APPLICABLE
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS Date: 10/22/2003 15:55

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	VICEPRESIDENT OF FINANCES
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL	mborja@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	VICEPRESIDENT OF FINANCES
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	DIRECTOR OF ADMINISTRATION
NAME:	FERNANDO LOPEZ VAZQUEZ
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL	flopez@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS Date: 10/22/2003 15:55

TITLE MSE:	ASSISTANT SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	VACANT
NAME:	VACANT
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF INFORMATION VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx

TITLE MSE:	CREDITED FOR SHIPMENT OF RELEVANT EVENTS VIA EMISNET
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx
